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09058995

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AB* 3/10

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67721

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-Jan-08 (MM/DD/YY) AND ENDING 31-Dec-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blaylock Robert Van, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Ave, 44th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Standifer (510) 208-6101
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

101 Montgomery St, 22nd Fl. San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

19 3/20

OATH OR AFFIRMATION

I, Eric V. Standifer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blaylock Robert Van, LLC, as of February 24, ,20 9, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Eric V. Standifer - President/CEO

Title

Notary Public

Sunil Jaswal

State of California, County of Alameda
Subscribed and sworn to (or affirmed) before me on this 24 day of February 2009 by Eric V. Standifer proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
(Signature of Notary)

SUNIL JASWAL
COMM. # 1656166
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
My Commission Expires
April 2, 2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLAYLOCK ROBERT VAN, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

BLAYLOCK ROBERT VAN, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
101 Montgomery Street, 22nd Floor
San Francisco, CA 94104
tel 415.788.6666
fax 415.788.1990
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Blaylock Robert Van, LLC

We have audited the accompanying statement of financial condition of Blaylock Robert Van, LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blaylock Robert Van, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

San Francisco, California
February 26, 2009

BLAYLOCK ROBERT VAN, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash and cash equivalents	$	439,363
Receivables from clearing brokers, including clearing deposits of $525,000		933,860
Investment banking receivables		3,687,605
Securities owned, at fair value		113,287
Securities pledged under subordinated loan agreement		650,000
Deferred compensation		372,000
Fixed assets, net		317,253
Other assets		60,000
	$	6,573,368
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,288,197
Liabilities subordinated to claims of general creditors		650,000
Members' equity		4,635,171
	$	6,573,368

See accompanying notes to statement of financial condition.

1. Nature of business and summary of significant accounting policies

Nature of Business

Blaylock Robert Van, LLC (the "Company") is a limited liability company organized under the laws of the state of California on March 26, 2007. The Company was approved as a broker-dealer by the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") on December 21, 2007, and commenced operations on January 1, 2008. The Company was formed as the result of a merger between Blaylock & Company, Inc. ("B&Co") and Robert Van Securities, Inc. ("RVSI"), both registered broker dealers with the SEC and FINRA. The Company's operations consist of distributing and underwriting equity and taxable fixed-income securities to institutional investors, with expertise in mortgage-backed, asset-backed, government agency, corporate and equity securities. Additional sources of revenue come from commissions from agency transactions in equity securities.

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers money market accounts maintained at financial institutions to be cash equivalents.

Receivables from Clearing Brokers

The Company has clearing agreements with Pershing LLC and Goldman Sachs Execution & Clearing, L.P. (collectively referred to as the "Clearing Brokers"). These Clearing Brokers clear all of the Company's security transactions. The Company is required to maintain certain deposit levels with these Clearing Brokers.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The Company uses straight line depreciation over estimated useful lives of three to seven years.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Investment Banking Revenues and Receivables

Investment banking revenues include fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or an agent. These revenues are recorded in accordance with the terms of the investment banking agreements. The Company carries its investment banking receivables at the net realizable value less accrued syndication expenses.

1. Nature of business and summary of significant accounting policies (continued)

Commissions Revenue and Related Expenses

Commissions revenue and the related expenses on securities transactions for the Company's agency services are recorded on a trade-date basis. In some cases, the Company records revenue on a net basis, instead of commissions. The Company enters into principal securities transactions whereby the Company purchases securities and then sells them to customers on a net basis.

Income Taxes

No provision for income taxes has been made in the financial statements. Pursuant to applicable regulations, income or loss of the Company is reported by the individual members directly to the taxing authorities. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company elected to apply the deferral and will adopt the provisions of FIN 48 effective for the annual financial statements for the year ending December 31, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Business combination

On March 28, 2007, B&Co and RVSI entered into a merger agreement that resulted in the formation of the Company. B&Co was an east coast, minority-owned investment banking broker-dealer and RVSI was a west coast, investment banking minority-owned broker-dealer. The combined company is expected to generate synergies and efficiencies that may otherwise not be obtained separately.

The merger consisted of contributions of approximately $641,000 from B&Co and approximately $701,000 from RVSI, with each entity receiving a 50% equity interest in the Company. These contributions consisted primarily of cash, deposits, retention bonuses paid and receivables that were due to B&Co and RVSI as of December 31, 2007. During 2008, a receivable of $131,000 from B&Co was not contributed to the Company, therefore the total contribution from B&Co was approximately $510,000.

2. Business combination (continued)

The merger of B&Co and RVSI is accounted for as a business combination under the purchase method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", ("SFAS No. 141"). Under the provisions of SFAS No. 141, RVSI is considered the acquirer and B&Co the acquiree. The Company is the newly formed entity as a result of the merger. Under SFAS No. 141, assets acquired and liabilities assumed are valued and recorded at their estimated fair value on the merger date. Based on management's assessment of the merger, there was no material value to goodwill or other intangible assets and, as a result, no intangible assets were allocated to the Company on the merger date.

The following table summarizes the estimated fair value of the assets acquired from B&Co on December 21, 2007:

Cash	$	356,000
Receivable from B&Co		131,000
Retention bonus		154,000
Current assets	$	641,000

During 2008, B&Co made additional contributions consisting of approximately $306,000 in fixed assets, $50,000 in security deposits, and $29,000 in other assets. The receivable of $131,000 from B&Co was not contributed to the Company. The following table summarizes the estimated fair value of the assets acquired:

Cash	$	356,000
Receivable from B&Co		131,000
Retention bonus		154,000
Security deposits		50,000
Other assets		29,000
Current assets		720,000
Less receivable from B&Co		(131,000)
Net current assets		589,000
Fixed assets		306,000
Total assets	$	895,000

3. Fair value measurements

The Company's securities owned recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for a discussion of the Company's policies.

3. Fair value measurements (continued)

The following table presents information about the Company's securities owned measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Cash equivalents	$ 358,944	$ -	$ -	$ 358,944
Common stocks	113,287		-	113,287
	$ 472,231	$ -	$ -	$ 472,231

As of the beginning or end of the period, there were no securities classified as Level 3. There were no Level 3 security transactions for the period through December 31, 2008.

4. Fixed assets

Details of fixed assets net of accumulated depreciation at December 31, 2008 are as follows:

Computer equipment	$ 250,077
Furniture and fixtures	82,958
Leasehold improvements	14,218
	347,253
Less accumulated depreciation and amortization	30,000
	$ 317,253

5. Liabilities subordinated to claims of general creditors

At December 31, 2008, the Company had a $650,000 subordinated loan agreement approved by the FINRA maturing January 31, 2011 and bearing interest at 10% per annum.

6. Members' equity

The equity of the Company is divided into two classes of shares, Class A and Class B shares. The Class A members' voting interest shall be directly proportional to each member's Class A shares. As of December 31, 2008, RVSI owns 100% of Class A shares. The Class B member shall have no voting rights. The Class B shares represent only an economic interest in the profits and losses of the Company, except for other such rights that may expressly be granted to such Class B members in accordance with the Operating Agreement, as amended (the "Agreement"). As of December 31, 2008, B&Co owns 100% of Class B Shares.

7. Profit sharing plan

On August 1,2008, the Company established a nonqualified supplemental deferred compensation plan (the "Plan") for certain employees of the Company. The granting of compensation is at the sole discretion of the Board of Directors. The deferred compensation will vest 1/3 each year starting in the third year of grant and is fully vested upon the fifth. The deferred compensation is discretionary for the first two years.

During the year ended December 31, 2008, the Company recognized compensation expense of approximately $93,000 relating to the Plan. The total compensation cost not yet recognized of $372,000 will be recorded over the next four years.

On January 7, 2009, the Company made an additional contribution to the Plan in the amount of $465,000.

8. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $1,833,000, which was approximately $1,733,000 in excess of its minimum requirement of $100,000.

9. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to the Clearing Brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Company has agreed to indemnify Pershing LLC and Goldman Sachs Execution & Clearing, L.P. for losses, if any, which the Clearing Brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts.

10. Off-balance sheet risk (continued)

In addition, the receivables from the Clearing Brokers are pursuant to these clearance agreements and includes a clearing deposit of approximately $525,000.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution which has increased from $100,000 per institution on October 3, 2008 on a temporary basis until December 31, 2009.

11. Commitments and Contingencies

Commitments

The Company leases its office space under leases which expire in 2010.

Aggregate future minimum annual rental payments in the years subsequent to 2008 are as follows:

Year ending December 31,	
2009	$ 165,722
2010	94,470
	$ 260,192

Rent expense for the year ended December 31, 2008 was approximately $329,000.

Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

12. Subsequent transactions

On January 14, 2009 and February 15, 2009, the Company had additional capital distributions of $445,000 to the Class A member and $445,000 to the Class B member, respectively.